Filed by EQT Corporation

(Commission File No. 001-3551)

Pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Equitrans Midstream Corp.

(Commission File No. 001-38629)

On June 13, 2024, the following communication was distributed on behalf of Toby Z. Rice, President and Chief Executive Officer of EQT Corporation (“EQT”), to employees of Equitrans Midstream Corporation (“Equitrans” or “ETRN”) regarding EQT’s proposed acquisition of Equitrans:

All,

As we approach the anticipated closing of the merger between EQT and ETRN, we’re excited to increase communication to address some of the questions that naturally come with significant changes and transactions. We believe that there’s a tremendous amount of benefit in the ability to close sooner than originally anticipated – it allows us to reduce the duration of time EQT and ETRN employees are feeling uncertainty and accelerate the work needed to reach our ultimate goal - realizing the full potential of our assets.

When we announced this transaction, we were clear that this will be a transformational transaction for our companies and the industry. We are so excited to get to work integrating the leading natural gas producer and the leading midstream operator in the Basin and applaud all the time and hard work that led to this opportunity.

Post-Closing Transition and Onboarding

We are currently working towards a targeted closing date shortly after each of the EQT and ETRN shareholder meetings to be held on July 18th, subject to receipt of required approvals from both EQT and ETRN shareholders and satisfaction of other closing conditions. At this point in time, we anticipate bringing over the substantial majority of the existing ETRN organization “as is.” This means that many of you will become EQT employees but will continue in your current roles – with the same job title and compensation. In addition, many other aspects of your employment will remain unchanged during the transition period. For instance, (1) you will retain your current ETRN email address and will continue to have access to your email account, (2) if applicable, you will retain your current company vehicle until further notice and (3) if you have vacation planned for shortly before or after closing in accordance with ETRN’s paid time off program, there is no need to adjust your plans – we believe time away from work is important to ensure a healthy and engaged workforce.

We anticipate onboarding ETRN employees onto EQT’s payroll and you will be eligible to enroll in health and welfare benefits immediately upon closing provided that you satisfy the eligibility requirements. More information about those plans will be provided to you individually.

Following closing, we will spend approximately 60 days evaluating personnel needs and the optimal post-closing structure of the organization. At the close of that period, we intend to communicate to each former ETRN employee who is employed at such time whether there is a role at EQT. That will include communication as to whether each employee will be (i) issued an assignment letter for a full-time position, (ii) asked to remain in a short-term transition role (with a defined period of time) or (iii) terminated. EQT remains steadfast in its commitment to meeting all obligations under the Merger Agreement relating to employee matters, including with respect to compensation, benefits, and severance arrangements. We would encourage you to direct any specific questions regarding those obligations to ETRN management between now and closing.

Pre-Closing Information

During this period prior to the closing, we must keep in mind that we are continuing to operate as two independent entities in accordance with regulatory requirements. However, we have implemented various parameters to allow our teams to begin collaborating within our digital work environment. We will use this period of time to better understand the details of ETRN’s assets, business processes, and performance, and to begin to plan for post-closing integration of the companies.

This will include meetings between EQT and ETRN where teams will meet with one another to understand current roles and responsibilities, map out current business processes, identify areas of potential risk and consider opportunities to capture additional synergies, including best practices at ETRN that we may consider adopting at EQT going forward. All this work is designed to ensure that we are prepared for a safe and smooth transition of the assets upon closing. The timing and format of those meetings will look different for different teams, and the extent of involvement for individuals throughout the organization will vary.

We understand that there is uncertainty about the future, and we will continue to share information with you as transparently as we are able to within regulatory requirements. In the meantime, we’re greatly appreciative of your patience and your efforts to keep the business running smoothly while preparing for closing.

Best Regards,

TZR

* * * * *

Cautionary Statements Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Forward-looking statements are not statements of historical fact and reflect the current views of EQT Corporation (“EQT”) and Equitrans Midstream Corporation (“Equitrans”) about future events. These forward-looking statements include, but are not limited to, statements regarding the merger of EQT and Equitrans (the “Merger”), the expected closing of the Merger and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the Merger should not be considered a forecast of future results. Although EQT believes EQT’s forward-looking statements are reasonable, statements made regarding future results are not guarantees of future performance and are subject to numerous assumptions, uncertainties and risks that are difficult to predict. Actual outcomes and results may be materially different from the results stated or implied in such forward-looking statements included in this communication.

Actual outcomes and results may differ materially from those included in the forward-looking statements in this communication due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that shareholders of EQT may not approve the issuance of EQT common stock or the amendment to EQT’s charter in connection with the Merger; the possibility that the shareholders of Equitrans may not adopt the merger agreement; the risk that the parties may not be able to satisfy the conditions to the Merger in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the Merger; the risk that any announcements relating to the Merger could have adverse effects on the market price of EQT’s common stock or Equitrans’ common stock; the risk of any unexpected costs or expenses resulting from the Merger; the risk of any litigation relating to the Merger; the risk that the Merger and its announcement could have an adverse effect on the ability of EQT and Equitrans to retain and hire key personnel, on the ability of EQT or Equitrans to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on EQT’s and Equitrans’ operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of EQT and Equitrans, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the Merger or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; the effect of future regulatory or legislative actions on EQT and Equitrans or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what EQT and Equitrans expect; the ability of management to execute its plans to meet its goals and other risks inherent in EQT’s and Equitrans’ businesses; public health crises, such as pandemics and epidemics, and any related government policies and actions; the potential disruption or interruption of EQT’s or Equitrans’ operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond EQT’s or Equitrans’ control; the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and other factors detailed in EQT’s and Equitrans’ Annual Reports on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All such factors are difficult to predict and are beyond EQT’s and Equitrans’ control. Additional risks or uncertainties that are not currently known to EQT or Equitrans, that EQT or Equitrans currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this communication. EQT and Equitrans undertake no obligation to publicly correct or update the forward-looking statements in this communication, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information for Investors and Shareholders; Additional Information and Where to Find It

In connection with the Merger, EQT has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that includes a joint proxy statement of EQT and Equitrans and that also constitutes a prospectus of EQT (the “joint proxy statement/prospectus”). The registration statement was declared effective by the SEC on June 4, 2024, and EQT and Equitrans commenced mailing the joint proxy statement/prospectus to their respective shareholders on or about June 5, 2024. EQT and Equitrans also intend to file other documents regarding the Merger with the SEC. This document is not a substitute for the joint proxy statement/prospectus or the registration statement or any other document that EQT or Equitrans may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EQT, EQUITRANS, THE MERGER, THE RISKS THERETO AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by EQT or Equitrans through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by EQT may be obtained free of charge on EQT’s website at www.ir.eqt.com/investor-relations. Copies of the documents filed with the SEC by Equitrans may be obtained free of charge on Equitrans’ website at www.ir.equitransmidstream.com.

Participants in Solicitation

EQT and Equitrans and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the Merger contemplated by the joint proxy statement/prospectus. Information regarding EQT’s directors and executive officers and their ownership of EQT’s securities is set forth in EQT’s filings with the SEC, including EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 1, 2024. To the extent such person’s ownership of EQT’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding Equitrans’ directors and executive officers and their ownership of Equitrans’ securities is set forth in Equitrans’ filings with the SEC, including Equitrans’ Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 4, 2024. To the extent such person’s ownership of Equitrans’ securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the Merger when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication relates to the Merger. This communication is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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